Brian T. London

Associate

+1.215.963.5886

brian.london@morganlewis.com

November 24, 2021

FILED AS EDGAR CORRESPONDENCE

Alison White, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	The Advisors’ Inner Circle Fund II 485(a) Filing (File Nos. 033-50718 and 811-07102)

Dear Ms. White:

On behalf of our client, The Advisors’ Inner Circle Fund II (the “Trust”), this letter responds to the comments you provided on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) via telephone, regarding the Trust’s post-effective amendment no. 272, under the Securities Act of 1933, as amended (the “1933 Act”), and amendment no. 275, under the Investment Company Act of 1940, as amended (the “1940 Act”), to its registration statement filed with the SEC pursuant to Rule 485(a) under the 1933 Act (the “Amendment”) with respect to the Reaves Infrastructure Fund (formerly, the Reaves Utilities and Infrastructure Fund) (the “Fund”). Below, we have briefly summarized your comments, followed by our response. Where indicated, certain of the responses are based on information provided by Reaves Asset Management (the “Adviser”) for the specific purpose of responding to the Staff’s comments. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

Comment on the Prospectus

1.	Comment. Please ensure that the Fund’s series and class identification numbers are updated on EDGAR to reflect the Fund’s new name.

Response. The Trust confirms that the Fund’s series and class identification numbers will be updated on EDGAR to reflect the Fund’s new name.

2.	Comment. Please provide a completed fee table and fee example numbers for the Fund.

Response. The completed fee table and fee example numbers are provided below for the Staff’s review.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Institutional Class Shares
Management Fees	0.75%
Other Expenses	0.63%
Total Annual Fund Operating Expenses	1.38%

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years	5 Years	10 Years
$140	$437	$755	$1,657

3.	Comment. In the “Principal Investment Strategies” section:

i. Please clarify the meaning of “public” infrastructure companies as described in the Fund’s investments policy to invest “at least 80% of its net assets, plus any borrowings for investment purposes, in securities of domestic and foreign public infrastructure companies.”

Response. The Trust has included disclosure clarifying that “public” infrastructure companies are defined as infrastructure companies listed on a public stock exchange.

ii. Please revise “. . . 50% of assets, gross income, or profits committed to or derived from the following activities” to “. . .. 50% of assets committed to, or gross income or profits derived from, the following activities,” if accurate.

Response. The requested change has been made.

iii. Please replace the references to “infrastructure-related products” and “infrastructure-related activities” with “infrastructure products” and “infrastructure activities,” respectively.

Response. The requested changes have been made.

iv. Please provide some specific examples of what the Adviser considers to be infrastructure companies.

Response. In response to the Staff’s Comment, disclosure has been added clarifying that companies in which the Fund invests may include, but are not limited to, companies in the Utilities and Energy Industries, companies involved in transportation services such as truck and rail transportation, wireless tower companies, data center companies and industrial logistics companies.

v. Please clarify what the Adviser considers to be “broadband access support services” and what kind of infrastructure products, service or equipment would be used for broadband support services.

Response. In response to the Staff’s Comment, the Adviser has revised the disclosure to clarify that broadband support services includes broadband internet access such as high-speed internet, and added disclosure noting that telecommunication activities may include the fiber optic and coaxial cable networks that enable such services.

vi. Please clarify what the Adviser considers to be “truck and rail logistics”.

Response. In response to the Staff’s comment, the term “truck and rail logistics” has been replaced with “truck and rail transportation companies along with other companies involved in supply chain management.”

vii. Please clarify what the Adviser considers to be “data center, logistics, and other real estate infrastructure companies organized as REITs” and examples of the infrastructure activities provided by such companies.

Response. In response to the Staff’s Comment, the Adviser has clarified that data center, logistics, and other real estate infrastructure companies organized as REITs provide data centers that house computer systems and associated components, as well as communication towers and warehouses that, particularly when located close to densely populated regions, may enable more efficient and faster delivery of goods.

viii. Please clarify what the Fund considers to be “companies involved to a significant extent” in the Energy Industry.

Response. The referenced disclosure has been deleted.

ix. In light of the Fund’s revised strategies, please advise supplementally why the defined terms “Utilities” or “Utilities Industry” and “Energy” or “Energy Industry” have been retained.

Response. The Adviser considers companies in the Utilities Industry and the Energy Industry to be components (i.e., subsets) of the broader universe of infrastructure companies in which the Fund may invest. Accordingly, the Adviser has determined to retain the defined terms.

x. Please clarify, if accurate, that the Fund may invest in companies of any market capitalization.

Response. Disclosure has been added to clarify that, while the Fund primarily invests in equity securities of large and mid capitalization companies, it may also invest in securities of small capitalization companies.

4.	Comment. The Staff notes that the Fund includes “Portfolio Turnover Risk” in the “Principal Risks” section. Please add corresponding disclosure to the “Principal Investment Strategies” section, or alternatively delete “Portfolio Turnover Risk” if it is no longer a principal risk of investing in the Fund.

Response. The referenced disclosure has been deleted.

5.	Comment. In the “More Information about Risk” section, the discussion under “Equity Risk,” includes references to privately issued equity securities, preferred stocks, warrants, rights and convertible securities. If the Fund will invest in such securities as part of its principal investment strategies, please add corresponding disclosure to the Fund’s “Principal Investment Strategies” section. Alternatively, please consider deleting the referenced disclosure and adding related disclosure to the Fund’s SAI.

Response. The referenced disclosure has been deleted and corresponding disclosure has been added in the SAI (to the extent related disclosure is not already included).

6.	Comment. The Staff notes that in the “Taxes” section, there is disclosure with respect to investments in MLPs. Please confirm this disclosure is still relevant or revise accordingly.

Response. The referenced disclosure has been removed.

Comment on the SAI

7.	Comment. In the “Investment Limitations” section of the SAI, please supplementally confirm that (a) the second fundamental policy, which provides that “the Fund will concentrate its assets in the utilities and/or energy industry” and (b) the fifth non-fundamental policy, which provides that “the Fund considers a company to be involved to a significant extent in the utilities industry and/or the energy industry if at least 50% of its assets, gross income or profits are committed to or derived from activities in the industries described above” each remain accurate in light of the Fund’s strategy changes.

Response. The Trust confirms that the referenced disclosure remains accurate.

* * * * * * * * * * *

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5886.

Very truly yours,

/s/ Brian T. London
Brian T. London.

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